May 21, 2025

Tjin Patrick Soetanto
Chief Executive Officer
NusaTrip Incorporated
28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A, RT.5/RW.4
Karet, Semanggi, Kota Jakarta Selatan
Daerah Khusus Ibukota, Jakarta 12930, Indonesia

        Re: NusaTrip Incorporated
            Amendment No. 2 to Registration Statement on Form S-1
            Filed May 12, 2025
            File No. 333-285997
Dear Tjin Patrick Soetanto:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amended No. 2 to Registration Statement on Form S-1
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

1. You disclose on page 46 that revenue decreased for the three months ended March 31,
       2025 as compared to March 31, 2024 due to no contract awarded for online advertisement and along with a drop in all other service lines "as the company shifts
       its focus into ticketing sales." Please elaborate on your change in strategy to focus on ticket sales and if you expect your other services lines to continue to decrease.
 May 21, 2025
Page 2

Financial Statements for the Years Ended December 31, 2024 and 2023
Note 15 - Segment Information, page F-27

2. We note your revised segment disclosure at page F-27 states that your CODM reviews general and administrative expenses to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. However, your segment disclosure for the interim period ending March 31, 2025 indicates that your
      CODM uses revenues to perform these same functions. Considering that you disclose a single reportable segment managed on a consolidated basis, we would expect the required measure of segment profit or loss to be consolidated net income. Please revise your disclosure or tell us why you do not view consolidated net income as the segment measure of profit or loss used by your CODM. Refer to FASB ASC 280-10-
      50-29(f).


        Please contact Shannon Buskirk at 202-551-3717 or Craig Arakawa at 202-551-3650
if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at 202-551-3271 or Daniel Morris at 202-551-3314
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Ted Paraskevas, Esq., of Loeb & Loeb LLP